Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-4900

November 1, 2006

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Matt Franker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Innophos Holdings, Inc.
Registration Statement on Form S-1 Originally Filed July 19, 2006
File No. 333-135851

Dear Mr. Franker:

On behalf of our client Innophos Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Amendment No. 5 updates and clarifies certain disclosures in the Registration Statement, and revises Exhibit 5.1 to the Registration Statement, in response to certain of the comments from the Staff of the Commission (the “Staff”) in its comment letter to Mr. Randy Gress, the Company’s Chief Executive Officer, dated October 31, 2006.

The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Innophos Holdings, Inc.

November 1, 2006

General

1. Staff’s comment: With respect to the conditions on the obligations of the underwriters in Section 7(c), (g) of the underwriting agreement, termination may only be based on events which result in a material impairment of the investment quality of the securities offered. Please be advised that the underwriting agreement may only be terminated based on the underwriters’ judgment in the following two circumstances:

•	Where there is a change in the business or properties of the company which materially impairs the investment quality of the securities; and

•	Where major hostilities involving the United States commence, or in the event of a national or international calamity or emergency.

We are concerned that as presently worded, the underwriters may abrogate their obligation to purchase all of the shares being offered based on an inability to market the securities or a determination that it is “impractical or inadvisable to proceed with completion of the public offering,” which are inconsistent with a firm commitment underwriting. Refer to the First Boston Corporation no-action letter, made publicly available September 3, 1985.

Please provide the underwriters’ confirmation that termination may be based only on events which result in a material impairment of the investment quality of the securities offered or, alternatively, advise us how the language in this section is consistent with the position taken by the Division of Market Regulation in the First Boston Corporation no-action letter.

Response: The Company notes the Staff’s comment. The Company has been informed by the underwriters that the underwriters are responding to the Staff’s comment on their own behalf under separate cover, which responses is to be filed with the Commission concurrently with this response letter.

Exhibit 5.1, Opinion of Kirkland & Ellis LLP

2. Staff’s comment. Please submit a revised opinion of counsel that does not contain an assumption that the company received full consideration for the shares being offered by your shareholders.

Response: In response to the Staff’s comment, the Company has filed a revised opinion of Kirkland & Ellis LLP, removing the noted assumption.

In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

Innophos Holdings, Inc.

November 1, 2006

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Randy Gress
Richard Heyse
William Farran, Esq.
Jason R. Norton, Esq.
Christopher A. Kitchen, Esq.